Mail Stop 4561

April 25, 2007

Mr. W. Edward Walter
Executive Vice President and Chief Financial Officer
Host Hotels & Resorts, Inc.
6903 Rockledge Drive, Suite 1500
Bethesda, MD 20817

      Re: Host Hotels & Resorts, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2006
             Filed February 27, 2007
             File No. 001-14625

Dear Mr. Walter:

      We have completed our review of your Form 10-K and do not, at this time, have any further comments.

                Sincerely,

                Kevin Woody
                Accounting Branch Chief